UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Michael  S. Dell
   One Dell Way
   TX, Round Rock  78682
2. Issuer Name and Ticker or Trading Symbol
   Dell Computer Corporation  (DELL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   1/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board, Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |1/2/ 2|M   | |384000            |A  |$0.982     |                   |D     |                           |
                           |001   |    | |                  |   |           |                   |      |                           |
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Common Stock               |1/2/ 2|M   | |640000            |A  |$1.446     |                   |D     |                           |
                           |001   |    | |                  |   |           |                   |      |                           |
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Common Stock               |1/2/ 2|M   | |6136000           |A  |$1.809     |                   |D     |                           |
                           |001   |    | |                  |   |           |                   |      |                           |
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Common Stock               |1/2/ 2|M   | |4800000           |A  |$4.633     |                   |D     |                           |
                           |001   |    | |                  |   |           |                   |      |                           |
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Common Stock               |1/3/ 2|G   |V|14882             |D  |N/A        |309070469          |D     |                           |
                           |001   |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |37809112           |I     |By Spouse 1,2              |
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Common Stock               |      |    | |                  |   |           |6080000            |I     |By Trust 2                 |
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Common Stock               |      |    | |                  |   |           |98861              |I     |Employer 401(k) Plan       |
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Common Stock               |      |    | |                  |   |           |2058000            |I     |Limited Partnership - 1    |
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Common Stock               |      |    | |                  |   |           |6080000            |I     |Limited Partnership - 2    |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Nonqualified Stock Opt|$0.982  |1/2/ |M   | |384000     |D  |3    |7/24/|Common Stock|384000 |N/A    |0           |D  |            |
ions                  |        |2001 |    | |           |   |     |05   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$1.446  |1/2/ |M   | |640000     |D  |4    |7/11/|Common Stock|640000 |N/A    |640000      |D  |            |
ions                  |        |2001 |    | |           |   |     |06   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$1.809  |1/2/ |M   | |6136000    |D  |5    |8/9/0|Common Stock|6136000|N/A    |1920000     |D  |            |
ions                  |        |2001 |    | |           |   |     |6    |            |       |       |            |   |            |
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Nonqualified Stock Opt|$4.633  |1/2/ |M   | |4800000    |D  |6    |3/5/0|Common Stock|4800000|N/A    |3200000     |D  |            |
ions                  |        |2001 |    | |           |   |     |7    |            |       |       |            |   |            |
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Nonqualified Stock Opt|$9.26   |     |    | |           |   |7    |7/18/|Common Stock|       |       |1920000     |I  |By Trust 8  |
ions                  |        |     |    | |           |   |     |07   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$16.672 |     |    | |           |   |9    |3/5/0|Common Stock|       |       |4800000     |I  |By Trust 8  |
ions                  |        |     |    | |           |   |     |8    |            |       |       |            |   |            |
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Nonqualified Stock Opt|$28.899 |     |    | |           |   |10   |7/17/|Common Stock|       |       |4800000     |I  |By Trust 8  |
ions                  |        |     |    | |           |   |     |08   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$44.6875|     |    | |           |   |11   |9/23/|Common Stock|       |       |805595      |D  |            |
ions                  |        |     |    | |           |   |     |09   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Owned through a separate property trust.
2. Pursuant to Rule 16a-1 promulgated under the Securities Act of 1934,
Michael Dell declares that the filing of this Form 4 shall not be construed as an admission that he is the beneficial owner of these shares of common stock.
3. Currently exercisable.
4. Exercisable on 7/11/2001.
5. Exercisable on 8/9/2001.
6. Exercisable in accordance with the following schedule: 1,600,000 shares on 3/5 of each year from 2001 through 2002.
7. Exercisable in accordance with the following schedule: 960,000 shares on 7/18 of 2001 and 2002.
8. Options are held by trusts of which the reporting person or his spouse is the trustee for the benefit of their children.
9. Exercisable in accordance with the following schedule: 1,600,000 shares on 3/5 of each year from 2001 through 2003.
10. Exercisable in accordance with the following schedule: 960,000 shares on 7/17 of each year from 2001 through 2005.
11. Exercisable according to the following schedule: 161,119 shares on 9/23 of each year from 2000 through 2004.